CUSIP No. 83084G 109	SCHEDULE 13D	Page 1 of 13

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________________

SCHEDULE 13D

 UNDER THE SECURITIES EXCHANGE ACT OF 1934

______________________

SKY-MOBI LIMITED
(Name of Issuer)

______________________

Common Shares, par value $0.00005 per share
(Title of Class of Securities)

83084G 109*
(CUSIP Number)

Mr. Michael Tao Song c/o Sky-mobi Limited 10/F, Building B, United Mansion No. 2 Zijinghua Road Hangzhou, Zhejiang 310013 People’s Republic of China Telephone: +86.571.8777.0978	With a copy to Ms. Fang Xue Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road Beijing 100025 People’s Republic of China Telephone: +86.10.6502.8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2016
(Date of Event which Requires Filing of this Statement)

______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

_________

*	This CUSIP applies to the Issuer’s American Depositary Shares, each representing eight common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 83084G 109	SCHEDULE 13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS Mobi Joy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,647,288 common shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,647,288 common shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,647,288 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.9%*
14	TYPE OF REPORTING PERSON CO

* Percentage calculated based on the total number of 241,833,347 common shares outstanding as of June 24, 2016, including outstanding unvested restricted shares that entitle the holders thereof to vote such shares.

CUSIP No. 83084G 109	SCHEDULE 13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS Xplane Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,950,744 common shares.
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 64,950,744 common shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,950,744 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.9%*
14	TYPE OF REPORTING PERSON CO

* Percentage calculated based on the total number of 241,833,347 common shares outstanding as of June 24, 2016, including outstanding unvested restricted shares that entitle the holders thereof to vote such shares.

CUSIP No. 83084G 109	SCHEDULE 13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS Michael Tao Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,047,288[1] common shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 53,047,288[1] common shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,047,288[1] common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.9%*
14	TYPE OF REPORTING PERSON IN

1 Based on (i) 50,647,288 common shares held by Mobi Joy Limited, (ii) 960,000 common shares in the form of American Depository Shares held by Michael Tao Song, and (iii) 1,440,000 unvested restricted shares held by Michael Tao Song.

* Percentage calculated based on the total number of 241,833,347 common shares outstanding as of June 24, 2016, including outstanding unvested restricted shares that entitle the holders thereof to vote such shares.

CUSIP No. 83084G 109	SCHEDULE 13D	Page 5 of 13

This statement on Schedule 13D (the “Schedule 13D”) is being jointly filed by Mobi Joy Limited (“Mobi Joy”), Michael Tao Song (“Mr. Song”) and Xplane Ltd. (“Xplane,” together with Mobi Joy and Mr. Song, the “Reporting Persons”). This Schedule 13D amends the information concerning Mobi Joy and Mr. Song in the statement on Schedule 13D jointly filed by Mobi Joy and Mr. Song with the Securities and Exchange Commission (the “SEC”) on April 17, 2013.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common shares, par value $0.00005 per share (the “Common Shares”), including Common Shares represented by American Depositary Shares (each representing eight Common Shares), of Sky-mobi Limited (the “Issuer”). The Issuer’s principal executive office is located at 10/F, Building B, United Mansion, No. 2 Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China.

Item 2. Identity and Background

(a)-(c) and (f)

The Reporting Persons are jointly filing this Schedule 13D pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Exchange Act.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this Schedule 13D .

Mr. Song is a citizen of the People’s Republic of China and his principal occupation is chief executive officer and chairman of the board of directors of the Issuer. Mr. Song’s business address is 10/F, Building B, United Mansion, No. 2 Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China. Mr. Song is a director of Xplane.

Mobi Joy, a company incorporated under the laws of the British Virgin Islands, is wholly owned by Mr. Song. Mobi Joy’s principal business is that of an investment holding company. Mobi Joy’s principal business address is Romasco place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110. Mr. Song is the sole director of Mobi Joy.

Xplane, a company incorporated under the laws of the British Virgin Islands, is the Issuer’s parent company. Xplane’s principal business is that of an investment holding company. Xplane’s principal business address is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110. Xplane has three directors, all of whom are listed here in this Item 2.

Mr. Yan Tang (“Mr. Tang”) is a director of Xplane. Mr. Tang is a citizen of the People’s Republic of China and is currently self-employed. Mr. Tang’s residential address is No. 398 Wen San Road, Xihu District, Hangzhou, Zhejiang 310000, People’s Republic of China.

Mr. Li Ou (“Mr. Ou”) is a director of Xplane and a former chief technology officer of the Issuer. Mr. Ou is a citizen of the People’s Republic of China and is currently self-employed. Mr. Ou’s residential address is Room 102, Shu Guang Village 3, No. 11, Xihu District, Hangzhou, Zhejiang 310000, People’s Republic of China.

(d)-(e)	During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in this Item 2, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 83084G 109	SCHEDULE 13D	Page 6 of 13

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons anticipate that, at the price per Common Share set forth in the Proposal (as described in Item 4 below), approximately $32,507,315 would be expended in acquiring 124,053,067 Common Shares owned by shareholders of the Issuer, representing all Common Shares outstanding (including Common Shares represented by American Depository Shares) and Common Shares subject to share-based awards of the Company outstanding as of June 24, 2016, other than those already owned by the Reporting Persons. This amount excludes costs and expenses associated with the Transaction (as defined below).

It is anticipated that the funding for the Transaction will be provided by a combination of equity and/or debt financing.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

On June 23, 2016, the Reporting Persons submitted a preliminary, non-binding proposal (the “Proposal”) to the Issuer’s board of directors. Under the Proposal, the Reporting Persons propose to acquire (the “Transaction”), through an acquisition vehicle formed by them, all of the outstanding Common Shares (including Common Shares represented by American Depositary Shares) of the Issuer not already owned by the Reporting Persons for $2.10 per American Depositary Share, or approximately $0.2625 per Common Share, in cash, representing a premium of 19.32% to the closing price of the Issuer’s American Depositary Shares on June 22, 2016.

The Proposal also provides that, among other things, the Reporting Persons will (a) together with their financing sources, conduct customary due diligence on the Issuer, and (b) negotiate definitive transaction agreements with respect to the Transaction that will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

The foregoing summary of certain provisions of the Proposal is not intended to be complete. References to the Proposal in this Schedule 13D are qualified in their entirety reference to the Proposal itself, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference as if set forth in its entirety.

If the Transaction is completed, the American Depositary Shares would be delisted from the NASDAQ Global Market and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Issuer’s board of directors (as the surviving company to the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. The Proposal provides that no binding obligation on the part of the Issuer or the Reporting Persons shall arise with respect to the Transaction unless and until definitive transaction agreements have been executed.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4 including, among other things, the purchase price for the Transaction and the debt and/or equity financing arrangements. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

Except as set forth in this Item 4 or as would occur upon completion of any of the matters discussed herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any actions that could involve one or more of the types of transaction or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b) The following table sets forth the beneficial ownership of Common Shares of the Issuer for each of the Reporting Persons.

CUSIP No. 83084G 109	SCHEDULE 13D	Page 7 of 13

Reporting Person	Amount beneficially owned:(1) (in Common Shares)	Percent of class:(2)	Sole power to vote or direct the vote: (in Common Shares)	Shared power to vote or to direct the vote: (in Common Shares)	Sole power to dispose or to direct the disposition of: (in Common Shares)	Shared power to dispose or to direct the disposition of: (in Common Shares)
Mobi Joy	50,647,288	20.9%	50,647,288	0	50,647,288	0
Xplane	64,950,744	26.9%	64,950,744	0	64,950,744	0
Mr. Song (3)	53,047,288	21.9%	53,047,288	0	53,047,288	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2)	Percentage calculated based on the total number of 241,833,347 Common Shares outstanding as of June 24, 2016, including outstanding unvested restricted shares that entitle the holders thereof to vote such shares.

(3)	Includes (i) 50,647,288 Common Shares held by Mobi Joy Limited, (ii) 960,000 Common Shares in the form of American Depository Shares held by Mr. Song, and (iii) 1,440,000 unvested restricted shares held by Mr. Song.

Due to the nature of the transactions described in Item 4, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. Except as disclosed in Schedule 13D , each Reporting Person hereby expressly disclaims beneficial ownership of any Common Shares beneficially owned by any of the other Reporting Persons or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the other Reporting Persons or any other person.

(c) Except as set forth in this Item 5, no Reporting Person has effected any transaction in the Common Shares during the 60 days preceding the filing of this Schedule 13D .

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

On June 24, 2016, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between any such persons and any person, with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement, dated as of June 24, 2016, by and among Michael Tao Song, Mobi Joy Limited, and Xplane Ltd.

2.	Proposal, dated as of June 24, 2016 from Michael Tao Song, Mobi Joy Limited, and Xplane Ltd. to the board of directors of Sky-mobi Limited.

CUSIP No. 83084G 109	SCHEDULE 13D	Page 8 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2016

Mobi Joy Limited

By:	/s/ Michael Tao Song
Michael Tao Song
Title:	Director

Xplane Ltd.

By:	/s/ Michael Tao Song
Michael Tao Song
Title:	Director

Michael Tao Song

By:	/s/ Michael Tao Song
Name: Michael Tao Song

Signature Page to Schedule 13D

CUSIP No. 83084G 109	SCHEDULE 13D	Page 9 of 13

INDEX TO EXHIBITS

1.	Joint Filing Agreement, dated as of June 24, 2016, by and among Michael Tao Song, Mobi Joy Limited, and Xplane Ltd.

2.	Proposal, dated as of June 24, 2016 from Michael Tao Song, Mobi Joy Limited, and Xplane Ltd. to the board of directors of Sky-mobi Limited.